"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norwa
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: February 24, 2003

ORK – Trade subject to notification: own shares

Orkla ASA has on February 21, 2003 closed a transaction with the purpose to reduce its exposure in cash settled financial derivative linked to the development in the Orkla shareprice with the equivalent of 150,000 shares. The transaction has been cash settled based on a share price equal to NOK 95.262. The derivative position has been linked to hedging of Orkla's share price based bonus programme and the transaction has been carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

Further, Orkla ASA has on February 21, 2003 bought 1,000,000 Orkla shares at a price of NOK 95.648 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 9,105,282. In addition, Orkla has a remaining exposure through cash settled financial derivatives equivalent to 844,400 shares linked to hedging of its share price based bonus programme.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: February 25, 2003

ORK – Trade subject to notification: own shares

Orkla ASA has on February 24, 2003 closed a transaction with the purpose to reduce its exposure in cash settled financial derivative linked to the development in the Orkla shareprice with the equivalent of 125,000 shares. The transaction has been cash settled based on a share price equal to NOK 95.80. The derivative position has been linked to hedging of Orkla's share price based bonus programme and the transaction has been carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

Further, Orkla ASA has on February 24, 2003 bought 500,000 Orkla shares at a price of NOK 95. 9062 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 9,605,282. In addition, Orkla has a remaining exposure through cash settled financial derivatives equivalent to 719,400 shares linked to hedging of its share price based bonus programme.